C21 Investments Inc.

#170 - 601 West Cordova Street

Mailbox 107

Vancouver, BC, Canada V6B 1G1

PH: +1 (833) 289-2994

Website: www.cxxi.ca Email: info@cxxi.ca

Date: February 9, 2024

To: All Canadian Securities Regulatory Authorities

Subject: C21 INVESTMENTS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 7, 2024
Record Date for Voting (if applicable) :	March 7, 2024
Beneficial Ownership Determination Date :	March 7, 2024
Meeting Date :	April 26, 2024
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	12675Q101	CA12675Q1019

Sincerely,

/s/ Michael Kidd
Michael Kidd
Chief Financial Officer